Exhibit 99.1
Satyam Board names
Chief Executive Officer;
Special Advisors
&
Confirms receiving Loan sanctions
•	Mr. A.S. Murty to assume CEO responsibilities

•	Appoints Mr. Homi Khusrokhan and Mr. Partho Datta as Special Advisors to Board; Move aimed at strengthening management and financial areas
HYDERABAD, India, Feb. 05, 2009: Satyam Computer Services Limited (NYSE: SAY), a global consulting and information technology services provider, today said that its full Board met over two days (4th and 5th Feb 2009) along with their Advisors. This was the fifth meeting of the Board (in less than a month) and was chaired by Mr. Achuthan, former Presiding Officer of Securities Appellate Tribunal and Member of the Board.
The Board announced that it has appointed Mr. A.S. Murty as Satyam’s Chief Executive Officer, effective immediately.
“Mr. Murty (‘ASM’) is a Satyam veteran of 15 years, who has been in its forefront since Jan 1994. He brings to play a deep understanding of the organization, proven expertise in leading a Business Unit, overseeing Global Delivery, nurturing Customer relationships and spearheading the entire gamut of the Human Resources function. He is well respected for his ability to effectively integrate the team and enable a collective decision making — which will be critical as Satyam moves into its revival phase.” said Mr. Deepak Parekh, Member of the Board.

“In our interactions over the past few weeks, we are convinced that Satyam needs an internal leader to steer it at this critical juncture and ASM has the required bandwidth and support.” added Mr. Parekh.
The Board also announced the appointment of Mr. Homi Khusrokhan and Mr. Partho Datta as Special Advisors to the Board, to assist in Management and Finance areas, respectively. The Special Advisors, along with Boston Consulting Group will work pro bono and will assist the newly named CEO and the Board, in defining priorities and executing them, effectively.
These decisions are aimed at quickly stabilizing Satyam. The organization has visibly increased its focus on business continuity for its customers and confidence building amongst its associates (employees) and vendors.
“This is a unique opportunity to provide direction and guidance and I accept it with all humility. I have no misgivings about the enormity of the task in front of us, but together with my colleagues, I am confident we can accomplish the impossible. I look forward to working very closely with the Board, our Advisors and all Satyamites — to restore Satyam to its well-deserved glory. We will chart a precise and practical 30 — 60 — 90 day plan that will encompass and address the interests of all stakeholders.” Mr. Murty said
Commented Mr. Khusrokhan on his role : “Having led large organizations before, I expect this opportunity to be a singularly enriching experience and I look forward to contributing my might to this noble task”.
Referring to another significant development, the board today confirmed receiving bank sanctions for a total sum of Rs. 600 Crores (USD 130 Mn. approx) as a planned fund infusion towards working capital requirements. This funding, along with healthy collections, is expected to help the company tide over its financial challenges. Satyam also reaffirmed that January 09 salaries (globally) and the fortnightly salary in Feb 09 (for its US based associates) have been met from its internal accruals. (US payroll is run fortnightly for US based associates and has been so since company’s inception).
“Completing the complex financial restatement exercise including announcement of Q3 results and ensuring prudent financial operations will be the primary focus in the next few weeks” Mr Datta added. He will be overseeing the financial operations of the company

The Board confirmed that their key priorities and collective focus remain unchanged:
•	Reaching out to key Customers & associates to reinforce their trust and confidence

•	Asserting the financial position and restatement of Q3 results

•	Evaluating long-term strategic options, in consultation with the Advisors

•	Assessing legal liabilities and dealing with them comprehensively

•	Undertaking cost rationalization measures

•	Resuming investments in identified areas
Wachtell, Lipton, Rosen & Katz (www.wlrk.com) have been appointed as Satyam’s lawyers to address the Class Action suits in US. Latham & Watkins have been lawyers to Satyam for over eight years and they will continue to support Satyam in its continuing dialogue with US SEC.
“I am confident that we are on the right track and we will be able to safeguard interests of our customers, associates, investors and other stakeholders” said Mr. Achuthan, Member of the Board, who chaired today’s meeting.

Brief write ups of Mr. Murty, Mr. Khusrokhan and Mr. Datta
A S Murty (known as ‘ASM’) has been with Satyam since Jan 1994. He has seen Satyam growing from less than 100 associates to more than 50,000 associates, during this period. Currently, he is responsible for Delivery Excellence (in his capacity as Chief Delivery Officer) and also Leadership Development. As part of Leadership Development, ASM integrates Satyam’s Real Time Leadership Center and Satyam Learning World. He is also responsible for optimal utilization of Human Resources. Prior to this, he played several key roles (like Head — Human Resources, Head — Insurance vertical etc). ASM reviews all Asset Businesses (Support processes and Service Offerings) at Satyam. His mission is to enable ordinary people perform extraordinary tasks thru right orientation, process-centric approaches and continual learning.
An electrical engineer from National Institute of Technology (Warangal), ASM joined Tata Consultancy Services (TCS) after completing his Masters’ degree (in School of Automation) from the Indian Institute of Science (Bangalore) in ’81 and handled many key roles prior to joining Satyam.
Homi R Khusrokhan has rich experience in leading very large companies, across various industries.
A graduate in Commerce from the Sydenham College of Commerce & Economics in 1963, he qualified as a Chartered Accountant in India in 1966 and did his post-grad studies at the London School of Economics & Political Science.
He retired as Managing Director, Tata Chemicals in Dec 2008 and prior to that was the Managing Director of Tata Tea. Before joining the Tata Group in 2001, Khusrokhan worked for Glaxo Laboratories (India) for 29 years, and held the role of Managing Director of both Glaxo and Wellcome (India). He has been the President of the Organization of Pharmaceutical Producers of India and Vice President of the Bombay Chamber of Commerce and Industry.
He continues on the Boards of several Tata Companies in a non-executive capacity.

Partho S. Datta is a Chartered Accountant, with over 33 years of corporate experience.
His work experience started with Dunlop India Limited. Later he joined Indian Aluminium Company Limited (Indal) where he worked in various functions including in the parent company of Indal in Canada, before becoming the Director and Chief Financial Officer of Indal. During his tenure in Indal, the company received several awards for business performance and presentation of accounts.
In 1998, he joined the Murugappa Group of Chennai as Group Director Finance and a member of the Group Supervisory Board. The Group won the prestigious World Family Business award during his tenure and also saw significant advances in corporate governance and professionalization of an Indian business house promoted group.
He has been involved with industry associations at both national and regional levels and has been involved with several companies as a non-executive director.

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About Satyam
Satyam (NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in numerous industries across the globe. Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.
Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve numerous clients, including many Fortune 500 organizations. For more information, see www.satyam.com.

Satyam Contacts:
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Europe	Sandeep Thawani Sandeep_Thawani@Satyam.com +44-783-010-3838
Asia-Pacific	Dan Bleakman Dan@howorth.com.au +61-439-408-484 Reshma Wad Jan Reshma@wer1.net +65-98-140-507

Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6-K concerning the quarter ended September 30, 2008, furnished to the Securities and Exchange Commission on November 7, 2008, and the other reports filed with the Securities and Exchange Commission from time to time. These filings are available at http://www.sec.gov